Exhibit 11

Statement Regarding Computation of Per Share Earnings

SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30,
	2003	2002	2001
	(Dollars in thousands)
Basic Average shares outstanding	1,167,446	1,192,612	1,229,652
Net income	$2,738,218	$2,308,903	$1,548,602
Basic earnings per share	$ 2.35	$ 1.94	$ 1.26

Diluted Average shares outstanding	1,167,446	1,192,612	1,229,652

Net effect of dilutive stock options - based on the treasury stock method using the period end market price, if greater than average market price	31,734	22,397	10,507

Total	1,199,180	1,215,009	1,240,159
Net income	$2,738,218	$2,308,903	$1,548,602
Diluted earnings per share	$ 2.28	$ 1.90	$ 1.25